Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148414

SUPPLEMENT NO. 5
DATED JANUARY 7, 2009
TO THE PROSPECTUS DATED SEPTEMBER 2, 2008

OF BEHRINGER HARVARD MULTIFAMILY REIT I, INC.

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Multifamily REIT I, Inc. dated September 2, 2008 and Supplement No. 1 dated September 25, 2008, Supplement No. 2 dated October 14, 2008, Supplement No. 3 dated October 27, 2008 and Supplement No. 4 dated November 14, 2008.  Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus, unless otherwise noted.  The purpose of this supplement is to disclose:

•                  the status of our public offering;

•                  information about our new joint venture investment in the Alexan St. Rose development project;

•                  information about our declaration of distributions for March 2009; and

•                  information regarding risks posed by the recent disruptions to the financial markets.

Status of the Offering

We commenced our initial public offering of common stock on September 5, 2008.  Through January 2, 2009, we have accepted investors’ subscriptions to this public offering and issued approximately 1,100,000 shares of our common stock resulting in aggregate gross proceeds of approximately $11.0 million.

Prospectus Summary

The following information reflects the summary revised terms of our joint venture investment in the Alexan St. Rose development project as of the date of this Supplement No. 5 and amends and supersedes only that disclosure related to Alexan St. Rose in the following “Summary Property Information” disclosure beginning on page 11 and the “Prospectus Summary—Joint Venture Investments with Dutch Foundation” section beginning on page 12 of our prospectus, as supplemented.

Description of Properties and Real Estate-Related Assets

Summary Property Information

Name of Property	No. of Units	Estimated Completion Date (2)	Construction Commencement Date (or Estimated Commencement Date)(1)(2)

Alexan St. Rose	430	2nd Quarter 2011	1st Quarter 2009

(1)  The above estimated completion and commencement of project construction dates are based solely on current market conditions and construction estimates and are accurate only as of the date of this prospectus.  These estimates are subject to change at any time based on these and other factors.

(2)  Commencement dates subsequent to the date of this prospectus are estimated, while those prior to the date of this prospectus are actual.

Joint Venture Investments with Dutch Foundation

Mezzanine Loans

Underlying Property Information			Investment Information (1)
Name	Type	Location	Maximum Advance	Amount Advanced	Interest Rate	Maturity Date	Equity Option
Alexan St. Rose	Multifamily Development	Clark County, NV	$21,043,000	$14,718,000	13.0%	12/2013	—

(1) As of December 31, 2008. Unless otherwise stated, we hold a 55% ownership interest in each joint venture investment with our Co-Investment Partner and our Co-Investment Partner owns the remaining 45%.  The mezzanine loan investment made to the owner of the Alexan St. Rose project was made in the form of a senior mezzanine loan and a junior mezzanine loan, but they are referred to collectively as a single mezzanine loan in this prospectus.

Equity Investments

Property Information			Investment Information (1)
Name	Type	Location	Investment Amount	Ownership	Preferred Return
Alexan St. Rose	Multifamily Development	Clark County, NV	$5,172,000	60(2)%	9.5%

(1) As of December 31, 2008. Unless otherwise stated, we hold a 55% ownership interest in each joint venture investment with our Co-Investment Partner and our Co-Investment Partner owns the remaining 45%.

(2) We have a right to 60% of net proceeds after all other required distributions are made by the project owner; in order to maintain this interest, we must contribute 50% of any additional capital required by the project owner.

The following information describes the declaration of distributions by our board and should be read in conjunction with the “Prospectus Summary—Distribution Policy” section beginning on page 14 of the prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Distributions” section beginning on page 189 and all similar information appearing throughout the prospectus, including in the “Description of Shares—Distributions” section beginning on page 234 of our prospectus, as supplemented.

Distribution Policy

On December 17, 2008, our board of directors declared distributions payable to the stockholders of record each day during the month of March 2009.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0017808 per share of common stock.  If this rate were paid each day for a 365-day period, it would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.  A portion of each distribution may constitute a return of capital for tax purposes.  There is no assurance that we will continue to declare daily distributions at this rate.

Risk Factors

The following risk factor describes certain potential credit risks caused by the recent disruption in the global financial markets and should be read in conjunction with the “Summary Risk Factors” section beginning on page 5 and is inserted under the caption “General Risks Related to Investments in Real Estate” as disclosed on page 56 of our prospectus respectively, as supplemented.

The recent market disruptions may adversely affect our operating results and financial condition.

The global financial markets are currently undergoing pervasive and fundamental disruptions.  The continuation or intensification of any such volatility may have an adverse impact on the availability of credit to businesses generally and could lead to a further weakening of the U.S. and global economies.  Many economists believe that the prevailing U.S. economic “slowdown” has developed into a recession.  To the extent that turmoil in the financial markets continues or intensifies, it has the potential to materially affect:

1.             the value of our investments and the investments of our unconsolidated joint ventures;

2.             the availability or the terms of financing that we and our unconsolidated joint ventures may anticipate utilizing or that may be utilized by the owners (the “Project Owners”) of the multifamily development projects in which we are an equity owner or junior lender or both;

3.             our ability and that of the Project Owners to make principal and interest payments on, or refinance, any outstanding debt when due; and

4.             the ability of our current residents to enter into new leases or satisfy their current rental payment obligations under existing leases and the ability of future residents to enter into leases during the lease-up stage of newly completed multifamily development projects.

The current market disruption could also affect our operating results and financial condition as follows:

Debt and Equity Markets.  Our results of operations are sensitive to the volatility of the credit markets.  The commercial real estate debt markets are currently experiencing volatility as a result of certain factors, including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold collateralized mortgage backed securities in the market.  Credit spreads for major sources of capital have widened significantly as investors have demanded a higher risk premium.  This is resulting in lenders increasing the cost for debt financing.  Should the overall cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our acquisitions, developments and property contributions.  This may result in our investment operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders at current levels.  In addition, the recent dislocations in the debt markets have reduced the amount of capital that is available to finance real estate, which, in turn: (1) limits the ability of real estate investors to benefit from higher returns driven by capitalization rate compression; (2) has slowed real estate transaction activity; and (3) may result in an inability to refinance debt as it becomes due, all of which may reasonably be expected to have a material impact, favorable or unfavorable, on revenues, income or cash flow from the acquisition and operations of real properties and mortgage loans.  In addition, the state of the debt markets could have an impact on the overall amount of capital being invested in real estate, which may result in price or value decreases of real estate assets and impact the ability to raise equity capital for us and within our current or future unconsolidated joint ventures.

If we are unable to obtain debt financing on attractive terms, we may be forced to use a greater proportion of our offering proceeds to finance our acquisitions, reducing the number of acquisitions we would otherwise make or dispose of some of our assets.  If the current debt market environment persists, we may modify our investment strategy in order to optimize our portfolio performance.  Our options would include limiting or eliminating the use of debt and focusing on those investments that do not require the use of leverage to meet our portfolio goals.  Such modifications to our investment strategy could adversely affect our performance.

For each of our current multifamily development projects where we or our unconsolidated joint ventures hold a mezzanine loan, there is a senior construction loan on the project.  These construction loans will mature on or before the maturity date of our mezzanine loans.  Upon maturity of the construction loans, such loans will need to be refinanced or otherwise satisfied.  Due to our equity or junior lending position with respect to these development projects, higher borrowing costs or difficulty in obtaining financing as the senior construction loans become due may adversely affect the value of our investments and could result in a complete loss of our investment.

Valuations.  The recent market volatility will likely make the valuation of our investments and those of our unconsolidated joint ventures more difficult.  There may be significant uncertainty in the valuation, or in the stability of the value, of our investments and those of our unconsolidated joint ventures, including those projects currently under development.  The recent market volatility could result in a substantial decrease in the value of our investments and those of our unconsolidated joint ventures.  As a result, we may not be able to recover the carrying amount of our investments, the investments in our unconsolidated joint ventures or goodwill, which may require us to recognize an impairment charge in earnings.

Government Intervention.  The pervasive and fundamental disruptions that the global financial markets are currently undergoing have led to extensive and unprecedented governmental intervention.  Such intervention has in certain cases been implemented on an “emergency” basis, suddenly and substantially eliminating market participants’ ability to continue to implement certain strategies or manage the risk of their outstanding positions.  In addition, these interventions have typically been unclear in scope and application, resulting in confusion and uncertainty which in itself has been materially detrimental to the efficient functioning of the markets as well as previously successful investment strategies.  In addition, regulatory measures aimed at aiding borrowers in the residential housing market could adversely affect lenders and their ability to enforce the negotiated contractual provisions of existing residential loans.  If similar regulations were implemented and applied to the commercial sector, as opposed to residential housing, they could adversely impact our operations.  It is impossible to predict what, if any, additional interim or permanent governmental restrictions may be imposed on the markets or the effect of such restrictions on us and our results of operations.  There is a high likelihood of significantly increased regulation of the financial markets that could have a material impact on our operating results and financial condition.

Description of Properties and Real Estate Related Assets

The following information describes the revised terms of our joint venture investment in Alexan St. Rose as of December 31, 2008,  and amends and supersedes only that disclosure related to Alexan St. Rose in the following “Joint Venture Investments with Dutch Foundation” and “Alexan St. Rose” sections beginning on pages 145 and 155 of our prospectus respectively, as supplemented.

Joint Venture Investments with Dutch Foundation

Mezzanine Loans

Underlying Property Information			Investment Information (1)
Name	Type	Location	Maximum Advance	Amount Advanced	Interest Rate	Maturity Date	Equity Option
Alexan St. Rose	Multifamily Development	Clark County, NV	$21,043,000	$14,718,000	13.0%	12/2013	—

(1) The mezzanine loan investment made to the owner of the Alexan St. Rose project was made in the form of a senior mezzanine loan and a junior mezzanine loan, but they are referred to collectively as a single mezzanine loan in this prospectus.

Equity Investments

Property Information			Investment Information
Name	Type	Location	Investment Amount	Ownership	Preferred Return
Alexan St. Rose	Multifamily Development	Clark County, NV	$5,172,000	60(1)%	9.5%

(1) We have a right to 60% of net proceeds after all other required distributions are made by the project owner; in order to maintain this interest, we must contribute 50% of any additional capital required by the project owner.

Alexan St. Rose

General. On July 19, 2007, we and our Co-Investment Partner joined to make an $11,356,000 mezzanine loan to the owner of Alexan St. Rose, a 430-unit apartment project to be constructed on land located in the City of Henderson, Clark County, Nevada (the “St. Rose Project”).  On December 31, 2008, the borrower repaid the entire outstanding balance of the loan, $4,691,000, plus accrued interest, and the investment was terminated.  On the same day, we and our Co-Investment Partner joined to make a new $5,172,000 equity investment and a new $21,043,000 mezzanine loan investment in the owner of the St. Rose Project, on the terms described below.  The mezzanine loan investment was made in the form of a senior mezzanine loan and a junior mezzanine loan, but they are referred to collectively below as a single mezzanine loan.

Parties. The St. Rose Project is owned by SW 132 St. Rose Senior Borrower LLC (“St. Rose Project Owner”). St. Rose Project Owner is solely owned by SW 131 St. Rose Mezzanine Borrower LLC (“St. Rose Mezzanine Borrower”). St. Rose Mezzanine Borrower is solely owned by SW 130 St. Rose Limited Partnership (“St. Rose Investment Partnership”). St. Rose Investment Partnership is owned by an affiliate of Trammell Crow Residential (“TCR”), the developer of the project, and by Behringer Harvard St. Rose REIT, LLC (“St. Rose REIT”). We refer to the TCR affiliate that is a partner in St. Rose Investment Partnership as the “St. Rose Developer Partner.”

All of the voting interests and 99% of the economic interests in St. Rose REIT are currently owned by, and St. Rose REIT is managed by, Behringer Harvard St. Rose Venture, LLC (“St. Rose Venture”), the entity through which we and our Co-Investment Partner are investing in the St. Rose Project. St. Rose Venture is managed by us and owned 55% by us and 45% by the Co-Investment Partner. In addition to making our equity investment in the St. Rose Project through St. Rose REIT, we and our Co-Investment Partner are also making the mezzanine loan through St. Rose REIT.

Land for the Project. St. Rose Project Owner owns approximately 24 acres of land in the City of Henderson, Clark County, Nevada, a portion of which is intended to be used for commercial development (the “Commercial Tract”) and a portion of which is intended to be used for the St. Rose Project (the “Residential Tract”).  St. Rose Project Owner holds the Commercial Tract in trust for an affiliate of the St. Rose Developer Partner (“SW 122”). The entire land parcel is encumbered by a mortgage securing a $2,950,000 loan made to SW 122 by Bank of America, N.A. (the “SW 122 Loan”). Similarly, St. Rose Project Owner has granted a lien against the land as security for an approximately $38,600,000 construction loan to St. Rose Project Owner from Bank of America, N.A. (“St. Rose Senior Lender”).  The parties intend for a subdivision plat to be recorded that will legally separate the land into the Commercial Tract and Residential Tract.  At such time, (i) St. Rose Project Owner will convey the Commercial Tract to SW 122, (ii) St. Rose Senior Lender will release its lien against the Commercial Tract as security for the construction loan for the St. Rose Project and its lien against the Residential Tract for the SW 122 Loan and (iii) St. Rose REIT will, as mezzanine lender to the Project Owner, release its lien against the Commercial Tract.  SW 122 is responsible for all costs related to ownership of the Commercial Tract.  If the Commercial Tract and Residential Tract are not legally subdivided by March 31, 2009, the St. Rose Developer Partner will cause SW 122 to repay its $2,950,000 loan from St. Rose Senior Lender.

Senior Financing and Total Projected Development Costs. As described above, the St. Rose Project serves as collateral for a construction loan from St. Rose Senior Lender to St. Rose Project Owner for approximately $38,600,000.  The anticipated total development cost of the St. Rose Project is $70,144,000.  The equity investment by us and our Co-Investment Partner in the St. Rose Project represents approximately 7.4% of this cost and the mezzanine loan investment by us and our Co-Investment Partner in the St. Rose Project will finance approximately 30% of this cost.

Project Equity/St. Rose Investment Partnership Capital Contributions. The owners of the St. Rose Project have contributed $6,888,000 in cash to the project. St. Rose REIT’s $5,172,000 equity investment was made in the form of a capital contribution to St. Rose Investment Partnership, which contribution constitutes 75.1% of the initial capital contributed to the partnership. Pursuant to the provisions of the partnership agreement, St. Rose REIT’s pro-rata share of any additional capital contributions required by the partnership is 50% of such additional capital and that of the general partner is 50%.

St. Rose Investment Partnership Distributions. Pursuant to the provisions of the St. Rose Investment Partnership, distributions are made generally to return capital contributions to the partners with preferred returns and to pay certain deferred fees to the general partner.  Thereafter, distributions are paid 40% to the general partner and 60% to the limited partner.  Under the distribution waterfall, certain distributions to us as the limited partner are subordinate to those due to the general partner.  Depending on the performance of the investment, it is possible that we may not receive any return on our investment or may lose our entire investment.

Mezzanine Loan Terms. The aggregate principal amount of the mezzanine loan is $21,043,000 and will accrue interest at the rate of 13% per annum.   The loan matures on December 30, 2013. Any unpaid accrued interest on the mezzanine loan is payable on a monthly basis, first, from a budgeted interest reserve account in the amount of $6,413,523 and, then, from net cash flow to the extent net cash flow from the St. Rose Project is sufficient to make such payments. If net cash flow is insufficient to make such payments, then the interest will continue to accrue and will be payable on a monthly basis when and to the extent that net cash flow from the St. Rose Project is sufficient to make such payments. All accrued and unpaid interest on the mezzanine loan will be payable upon final maturity of the mezzanine loan. Generally no prepayment of the mezzanine loan may be made until 150 days after the project is completed. St. Rose REIT received a loan commitment fee of 3% of the loan amount, or $631,000, at the closing of the loan from the initial advance.

The mezzanine loan is secured by a lien pursuant to a deed of trust on the St. Rose Project that is subordinate to the lien on the St. Rose Project granted to St. Rose Senior Lender.  St. Rose REIT has the right to cure defaults under the senior loan, including the right to purchase the senior loan.

Management of the St. Rose Project. Pursuant to the provisions of St. Rose Investment Partnership, the St. Rose Developer Partner generally controls the partnership as general partner, except for certain major decisions which require the consent of St. Rose REIT, including: (i) changes to the St. Rose Project construction plans or budget, (ii) acquiring material property, (iii) incurring indebtedness or (iv) selling the St. Rose Project, with limited exceptions for each of the foregoing. St. Rose REIT may remove the general partner for cause under certain circumstances and appoint a successor.

Guarantee. In connection with the mezzanine loan, CFP Residential, L.P., Kenneth J. Valach, Bruce Hart and J. Ronald Terwilliger (collectively, the “St. Rose Guarantor”), all principals or affiliates of TCR, have guaranteed the performance of certain obligations for the benefit of St. Rose REIT. This guarantee may be satisfied only from certain types of assets of the St. Rose Guarantor, or the proceeds of such assets if the aggregate value of such types of assets owned by the St. Rose Guarantor is reduced below $80 million. St. Rose Guarantor has guaranteed (i) construction and completion of the St. Rose Project if, for any reason, St. Rose Project Owner abandons the St. Rose Project or fails to complete the St. Rose Project on the agreed schedule and (ii) the payment of any costs that exceed the approved budget for construction of the St. Rose Project (provided, however, that the following expenses will not be calculated as “cost overruns” to be repaid by St. Rose Guarantor: operating deficits, taxes and, solely to the extent increased by “acts of God,” construction interest). They have also guaranteed full and prompt payment of St. Rose Mezzanine Borrower’s obligations in connection with the mezzanine loan in the event that St. Rose Mezzanine Borrower files a voluntary bankruptcy or insolvency proceeding prior to the completion of the St. Rose Project. In addition, St. Rose Mezzanine Borrower has agreed to indemnify St. Rose REIT against any losses arising as a result of any environmentally hazardous activity on the property (other than the lawful use of hazardous materials incidental to the construction or operation of the project) or violation of any applicable environmental laws relating to the property.

St. Rose Developer Partner’s Put Right. The St. Rose Developer Partner has a right, commencing on the date of completion of the St. Rose Project and continuing until the second anniversary of the completion of the St. Rose Project, to initiate a procedure to ascertain the fair market value of the St. Rose Project and, thus, to ascertain the value of the partnership interests of the partners of St. Rose Investment Partnership. If such value is not mutually agreed upon by St. Rose REIT and the other partners, then such value would equal the collective distributions that the other partners would receive if the St. Rose Project were sold at its fair market value, which would be determined by a bid process, or if qualified bids are not received or the St. Rose Developer Partner elects to forego the qualified bid process, then by an arbitration process.

Once such value is agreed upon or determined, St. Rose REIT has an option to purchase the St. Rose Developer Partner’s interest at that price or to request that the St. Rose Developer Partner cause St. Rose Project Owner to sell the St. Rose Project (or cause the St. Rose Investment Partnership to sell its interests in the St. Rose Mezzanine Borrower and the St. Rose Project Owner) for a price that is not less than the determined fair market value. If the St. Rose Developer Partner is unable to consummate such a sale, then the St. Rose Developer Partner and St. Rose REIT may each initiate buy/sell procedures described below.

St. Rose REIT’s Call Right. If the St. Rose Developer Partner has not initiated the pricing procedures and its put right described above, then St. Rose REIT has a right, commencing on the first day after the second anniversary of the date of completion and continuing until the third anniversary of the completion of the St. Rose Project, to initiate a procedure to ascertain the fair market value of the St. Rose Project and, thus, to ascertain the value of the partnership interests of all of the then-current partners in St. Rose Investment Partnership. If such value is not mutually agreed upon by St. Rose REIT and the other partners, then such value would equal the collective distributions that the other partners would receive if the St. Rose Project were sold at its fair market value, which would be determined by a bid process, or if qualified bids are not received or the St. Rose Developer Partner elects to forego the qualified bid process, then by an arbitration process. Once such value is agreed upon or determined, St. Rose REIT has an option to purchase the St. Rose Developer Partner’s interest at that price or to request that the St. Rose Developer Partner cause St. Rose Project Owner to sell the St. Rose Project (or cause the St. Rose Investment Partnership to sell its interests in the St. Rose Mezzanine Borrower and the St. Rose Project Owner) for a price that is not less than the determined fair market value. If the St. Rose Developer Partner is unable to consummate such a sale, then the St. Rose Developer Partner and St. Rose REIT may each initiate buy/sell procedures described below.

Buy/Sell Rights. Under the limited circumstances described above or if, after the third anniversary of the date of completion neither party has initiated the pricing procedures described above, then either partner in St. Rose Investment Partnership may initiate buy/sell procedures with respect to their partnership interests. Under those procedures, a partner could make an offer to purchase the interests of the other partner based on an offer price for the partnership’s assets and the other partner would either elect to sell its interest based on that price or elect to purchase the offering partner’s partnership interests based on that price.

Source of Funds for the Mezzanine Loan and Equity Investment. All of the equity investment and $14,718,000 of the $21,043,000 mezzanine loan investment has been funded as of December 31, 2008, with the remaining mezzanine commitment to be funded over the next several months as required. We funded $2,845,000 of the equity investment and $8,095,000 of the mezzanine loan. The remaining 45% of the mezzanine loan and equity investment was funded by our Co-Investment Partner.